January 12, 2016

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 17, 2015

File No. 001-35362

Dear Ms. Blye:

Set forth below are the responses of TripAdvisor, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated December 21, 2015, with respect to the filing referenced above (the “Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

General

1.	You provide on page 38 of the 10-K revenue figures for the geographic region that includes Africa and the Middle East, regions that include Sudan and Syria. You state in your letter to us dated July 17, 2012 that you provide travel information and services “to related to….Sudan, and Syria” including “the capability for hotel. owners to track and respond to user reviews and comments.” Your website provides “management photos” for hotels in Sudan and Syria.

Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology that you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:	The Company operates a content-rich information website (located at tripadvisor.com and related country-specific domains) that serves as a travel

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

January 12, 2016

research resource or ‘travel community’ for its visitors. The Company’s website aggregates user-generated reviews, photos, and other content about destinations, accommodations, restaurants and attractions and activities that visitors to the Company’s website can search, view and contribute to as part of their TripAdvisor experience. These activities by visitors to our site (including reading and writing reviews or posting photos) do not generate revenues for the Company. Rather, the website is supported by an advertising business model, allowing users to freely access this information. Historically, the Company has derived substantially all of its revenue from the sale of advertising, primarily through click-based advertising, and to a lesser extent, display-based advertising.

As previously described in the Company’s letter to the Staff dated June 17, 2012, the Company, through its websites, does provide certain travel information and services to or relating to Sudan and Syria. These include hosting user-generated reviews pertaining to hotels, restaurants and attractions in these countries, hosting community forums in which users can share their travel experiences, providing display- and subscription-based advertising products, providing the capability for hotel and restaurant owners to respond to user reviews and comments, and linking to third-party travel-service providers where users may book flights and arrange in-country lodging, including to/in Sudan and Syria. We note that the Company’s website does not itself enable users to book flights to/from these countries. The Company believes that its provision of information and services in respect of these two countries is covered by exemptions to the applicable sanctions, as administered by the Office of Foreign Assets Control, or OFAC. These include exemptions (a) covering First Amendment-protected free speech and authorizing the importation and exportation to/from each of these countries of “information and informational materials,”1 and (b) broadly authorizing the “arrangement or facilitation of travel” “to or from any country,” as well as all transactions “ordinarily incident to travel to or from any country.”2

Recently, the Company has also begun to generate transaction and other revenue by, directly and indirectly, making hotel room nights available for booking on the Company’s transaction-based sites, making short-term vacation rentals available through our vacation rentals business, selling destination activities through the Company’s Viator subsidiary and providing online restaurant reservations. However, the Company’s website prevents users from booking hotels or arranging

[1]	31 C.F.R. § 538.212(c) (Sudan: exempting importation and exportation of information and informational materials); § 542.206(b) (same for Syria).

[2]

31 C.F.R. § 538.212(d) (Sudan: “The prohibitions contained in this part do not apply to transactions ordinarily incident to travel to or from any country, including exportation or importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including nonscheduled air, sea, or land voyages.”); § 542.206(c) (same for Syria).

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

January 12, 2016

vacation rentals, destination activities or restaurant reservations in either Sudan or Syria. As a result, based on a review of its records and to our knowledge, the Company confirms that it has not generated any transaction and other revenue from hotels, rentals, destination activities or restaurants based in Sudan or Syria during the fiscal years 2012, 2013, 2014 and 2015.

The Company, which closely monitors the sanctions against Sudan, Syria, and other countries to ensure regulatory compliance and to provide travel advisory warnings when appropriate, anticipates that it will continue to rely upon these exemptions so long as they are available under U.S. law.

The Company does not have any business operations, subsidiaries, affiliated entities or employees in Sudan or Syria. TripAdvisor has never had any form of agreement, arrangement, or other form of contact with the governments of Sudan or Syria, or, to its knowledge, entities those governments control.

2.	Please discuss the materiality of any contacts with Sudan and Syria you described in response to the above comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Response:	The Company does not believe that the limited contacts with respect to Sudan and Syria described in response to the foregoing comment are material in quantitative or qualitative terms, nor does the Company believe that such limited contacts present a material investment risk to its stockholders.

On a quantitative basis, during full fiscal years 2012, 2013, 2014 and 2015, the Company’s revenues, assets and liabilities associated in any way with Sudan and Syria were immaterial. During those periods, there were no assets, including accounts receivable, or liabilities associated with Sudan and Syria. The Company’s largest sources of revenues, generally, and also with respect to these two countries, are the advertising revenues generated when a user of the TripAdvisor website clicks through to a third-party site to consult hotel

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

January 12, 2016

availability or book a flight, which, as explained in response to Comment No. 1 above, is lawful under the existing sanctions laws. We note that even in the aggregate, the Company’s revenues associated in any respect with these two countries are de minimis. Below is a breakdown of the estimated total advertising revenues associated with Sudan and Syria for fiscal years 2012, 2013, 2014 and 2015 as compared to total consolidated revenue for the same periods. Note that with respect to “Revenue Associated with Sudan and Syria” below we have estimated revenue that could potentially be attributed to these sites based on a number of factors which are variable and not static; as a result the amounts are not exact.

	2012	2013	2014	2015
Revenue Associated with Sudan and Syria	$6,537	$2,758	$3,659	$5,534
Total Revenues (in millions)	$763	$945	$1,246	$1,183
Percentage	.00001%	.00001%	.00001%	.00001%

Furthermore, the Company does not have any present intention to expand its business activities in any of these countries and, therefore, does not expect its contacts with these countries to have any future material impact to its business, financial condition or results of operations.

On a qualitative basis, the Company does not believe that a reasonable person would consider its limited business related to Sudan and Syria to have a material impact on making an investment decision regarding the Company’s securities. To its knowledge, the Company has not received any investor inquiries about its limited contacts with respect to these countries. Further, given the limited nature of the Company’s indirect contacts, the Company does not believe that it would be impacted by the divestment and similar initiatives mentioned in the Staff’s comment or that its limited contacts will materially impact the Company’s reputation or share value.

*    *    *

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

January 12, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning this response, or if you require additional information, please contact the undersigned at (781) 800-8785.

Sincerely,

/s/ Linda C. Frazier

Linda C. Frazier

Vice President and Associate General Counsel

cc:	Barbara Jacobs, Assistant Director, U.S. Securities and Exchange Commission

Daniel Leslie, Staff Attorney, U.S. Securities and Exchange Commission

Seth Kalvert, TripAdvisor, Inc.

Michael Minahan, Goodwin Procter LLP

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